[redacted]

25 August 2005 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: Nordea and The Bank of New York enter into strategic agreement in Global Custody

Interim Report Second Quarter 2005

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

9/14

File No. 082-04184

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 24 August, 2005 1(2)

Nordea and The Bank of New York enter into strategic agreement in Global Custody

Nordea and The Bank of New York - a global leader in securities servicing - have entered into a strategic agreement to provide global custody and selected related services to Nordea's institutional clients in the Nordic and Baltic Sea region. This agreement means that Nordea, supported by The Bank of New York's global capabilities, will be the premier provider of securities services in these markets.

The scope of the agreement is approximately EUR 240 billion of assets, which represent about half of Nordea's EUR 500 billion assets under custody. Nordea will be the clients' everyday contact in all matters of the relationship, including being the contractual counterpart of the client. The Bank of New York will provide the technology and servicing infrastructure, to enhance Nordea's position as the leading securities service provider in the Nordic Region. Nordea is currently improving its sub custody product to facilitate further growth and improved services.

"By combining Nordea's local presence and market expertise with The Bank of New York's global leadership and product capabilities, the agreement will deliver industry leading services to Nordea's institutional clients through a local network", states Birger Gezelius, Head of Nordea's Financial Institutions Division.

Tim Keaney, executive vice president and head of Europe, The Bank of New York, continues: "We are very pleased to be entering in into a strategic agreement with an institution of the stature of Nordea. The Nordic market is an important and growing market for us as we develop our European business and build on our strong heritage in global securities servicing. Working together we will create a powerful new force in the region, providing an integrated global and local solution to clients.

For further information:
Nordea:
Birger Gezelius, Head of Financial Institutions Division, +46 70 3746825
Atte Palomäki, Chief Communication Officer, Finland, +358 40 5476390

The Bank of New York:
Tim Keaney, Head of Europe, +44 20 7964 6126
Ivan Royle, Communication Director, Europe, +44 20 7964 6119

The Bank of New York Company, Inc. (NYSE: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in

more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, investment management, and individual & regional banking services. The Company's extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide.
Additional information is available at http://www.bankofny.com/

File No. 082-04184

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 24 August 2005

Interim Report Second Quarter 2005

Strong results in first half of 2005

- **Operating profit EUR 1,572m (EUR 1,481m in first half of 2004), up 33% excluding real estate gain of EUR 300m last year**
- **Total income increased 8% to EUR 3,276m (EUR 3,031m) – Net interest income up 6%**
- **Total expenses unchanged at EUR 1,816m (EUR 1,811m)**
- **Positive net loan losses of EUR 107m (EUR -39m)**
- **Net profit at EUR 1,200m (EUR 1,164m in first half 2004 including real-estate gain)**
- **Earnings per share EUR 0.45 (EUR 0.41)**
- **Return on equity 19.2% (19.3%) compared to 14.4% excluding real-estate gain last year**

Improving performance confirmed in Q2

- **Net profit up 42% to EUR 705m (EUR 495m in Q1 2005)**
- **Operating profit up 28% to EUR 884m (EUR 688m)**
- **Total income up 7%**
- **Total expenses largely unchanged**
- **Positive net loan losses for the fifth consecutive quarter**

Strong volume growth continues

- **Total lending up 13% year-on-year**
- **Household mortgages up 15%**
- **Lending to small and medium-sized corporates up 12%**
- **Consumer credits up 14%**
- **Deposits up 8%**
- **Assets under management EUR 142bn – up 15%**
- **Lending in Poland and the Baltics up 39%**

"This is a strong result. Following the successful transformation of Nordea into an integrated and focused organisation, we have been able to capture the growth opportunities in the first half of 2005. We see income growth despite increased margin pressure. Volumes continue to grow in all business areas, while overall costs are kept unchanged. The fifth consecutive quarter with positive net loan losses underlines the strong credit quality", says Lars G Nordström, President and Group CEO of Nordea.

Nordea is the leading financial services group in the Nordic and Baltic Sea region and operates through three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The Nordea Group has almost 11 million customers and some 1,150 branch offices. The Nordea Group is a world leader in Internet banking, with 4.1 million e-customers

Income statement

EURm	Jan-June 2005	Jan-June 2004	Change %	Q2 2005	Q1 2005	Change %	Full year 2004
Net interest income	**1,810**	1,700	6	**913**	897	2	3,495
Net fee and commission income	**937**	884	6	**484**	453	7	1,794
Net gains/losses on items at fair value	**329**	293	12	**214**	115	86	535
Equity method	**35**	25	40	**22**	13	69	55
Other income	**165**	129	28	**61**	104	-41	248
Total operating income	**3,276**	**3,031**	**8**	**1,694**	**1,582**	**7**	**6,127**
General administrative expenses:							
Staff costs	**-1,030**	-1,006	2	**-515**	-515	0	-2,021
Other expenses	**-717**	-719	0	**-364**	-353	3	-1,466
Depreciation of tangible and intangible assets	**-69**	-86	-20	**-35**	-34	3	-168
Total operating expenses	**-1,816**	**-1,811**	**0**	**-914**	**-902**	**1**	**-3,655**
Loan losses	**107**	-39		**101**	6		-27
Disposals of tangible and intangible assets	**5**	300		**3**	2		300
Operating profit	**1,572**	**1,481**	**6**	**884**	**688**	**28**	**2,745**
Income tax expense	**-372**	-317	17	**-179**	-193	-7	-667
Net profit	**1,200**	**1,164**	**3**	**705**	**495**	**42**	**2,078**

Balance sheet

EURbn	30 June 2005	30 June 2004	30 June 2005	31 Mar 2005	31 Dec 2004
Treasury bills and other interest-bearing securities	**50.3**	43.5	**50.3**	44.4	40.6
Loans and receivables to credit institutions	**21.9**	22.9	**21.9**	22.3	20.6
Loans and receivables to the public	**175.1**	155.7	**175.1**	170.1	161.3
Derivatives	**35.1**	15.6	**35.1**	23.6	26.7
Other assets	**28.9**	25.2	**28.9**	23.8	28.4
Total assets	**311.3**	**262.9**	**311.3**	**284.2**	**277.6**
Deposits by credit institutions	**35.3**	31.0	**35.3**	30.4	30.2
Deposits and borrowings from the public	**105.7**	97.7	**105.7**	105.2	104.7
Liabilities to policyholders	**25.3**	22.1	**25.3**	24.1	22.2
Debt securities in issue	**69.7**	64.9	**69.7**	67.0	61.0
Derivatives	**34.3**	15.6	**34.3**	23.3	27.1
Subordinated liabilities	**7.5**	5.5	**7.5**	6.2	5.8
Other liabilities and minority interests	**21.2**	14.0	**21.2**	15.5	13.9
Core equity[1]	**12.3**	12.1	**12.3**	12.5	12.7
Total liabilities and equity	**311.3**	**262.9**	**311.3**	**284.2**	**277.6**

Ratios and key figures

Earnings per share (EPS), EUR	**0.45**	0.41	**0.27**	0.18	0.74
EPS, rolling 12 months up to period end	**0.78**	0.70	**0.78**	0.76	0.74
Share price, EUR	**7.50**	5.93	**7.50**	7.81	7.43
Total shareholders' return, %	**9.8**	10.2	**2.9**	6.7	29.8
Core equity per share[1,2], EUR	**4.68**	4.34	**4.68**	4.74	4.63
Shares outstanding[2], million	**2,637**	2,783	**2,637**	2,634	2,735
Return on equity, %	**19.2**	19.3	**22.8**	15.7	16.9
Assets under management, EURbn	**142**	123	**142**	136	131
Cost/income ratio, %	**55**	60	**54**	57	60
Tier 1 capital ratio[3], %	**7.0**	7.0	**7.0**	6.8	7.3
Total capital ratio[3], %	**9.4**	9.3	**9.4**	8.9	9.5
Risk-weighted assets, EURbn	**159**	140	**159**	153	145
Number of employees (full-time equivalents)	**28,824**	29,289	**28,824**	28,725	28,929

[1] Core equity is equity excluding minority interests and revaluation reserves.

[2] See footnotes to Movements in equity on page 24.

[3] Including the result for the period.

esponsible units	Retail Banking Jan-June 2005	Retail Banking Jan-June 2004	Corporate and Institutional Banking Jan-June 2005	Corporate and Institutional Banking Jan-June 2004	Asset Mgmt Jan-June 2005	Asset Mgmt Jan-June 2004	Sub-total Jan-June 2005	Sub-total Jan-June 2004	Change %	Life Insurance Jan-June 2005	Life Insurance Jan-June 2004	Group Treasury Jan-June 2005	Group Treasury Jan-June 2004	Group Functions and Eliminations Jan-June 2005	Group Functions and Eliminations Jan-June 2004	Nordea Group Jan-June 2005	Nordea Group Jan-June 2004	Change %
income	1,491	1,432	214	201	19	18	1,724	1,651	4	0	0	57	36	29	13	1,810	1,700	6
commission income	599	556	184	156	135	118	918	830	11	28	38	-3	-4	-6	20	937	884	6
sses on items at fair value	109	97	127	124	7	11	243	232	5	26	28	53	3	7	30	329	293	12
od	10	7	10	8	0	0	20	15	33	0	0	0	0	15	10	35	25	40
e	43	49	7	11	6	5	56	65	-14	76	66	17	16	16	-18	165	129	28
ting income	**2,252**	**2,141**	**542**	**500**	**167**	**152**	**2,961**	**2,793**	**6**	**130**	**132**	**124**	**51**	**61**	**55**	**3,276**	**3,031**	**8**
ocations	*340*	*298*	*-176*	*-147*	*-125*	*-115*	*39*	*36*		*-41*	*-35*	*0*	*2*	*2*	*-3*	*0*	*0*	
	-515	-525	-160	-155	-52	-45	-727	-725	0	-34	-30	-7	-7	-262	-244	-1,030	-1,006	2
ses	-725	-712	-123	-128	-44	-44	-892	-884	1	-24	-19	-14	-16	213	200	-717	-719	0
s of tangible and intagible	-26	-24	-5	-5	-1	-1	-32	-30	7	-2	-2	0	0	-35	-54	-69	-86	-20
ting expenses	**-1,266**	**-1,261**	**-288**	**-288**	**-97**	**-90**	**-1,651**	**-1,639**	**1**	**-60**	**-51**	**-21**	**-23**	**-84**	**-98**	**-1,816**	**-1,811**	**0**
ocations	*-516*	*-437*	*-77*	-103	*8*	*6*	*-585*	*-534*		*0*	*0*	*-7*	*-10*	*592*	*544*	*0*	*0*	
	63	-11	26	16	0	0	89	5	-	0	0	0	0	18	-44	107	-39	-
tangible and intangible	0	0	0	0	0	0	0	0	-	0	0	0	0	5	300	5	300	-
rofit	**1,049**	**869**	**280**	**228**	**70**	**62**	**1,399**	**1,159**	**21**	**70**	**81**	**103**	**28**	**0**	**213**	**1,572**	**1,481**	**6**
et, EURbn																		
ceivables	141	125	32	26	2	2	175	153	14	0	0	0	2	0	1	175	156	12
	25	26	81	55	2	2	108	83	30	28	25	16	14	-16	-15	136	107	27
	166	**151**	**113**	**81**	**4**	**4**	**283**	**236**	**20**	**28**	**25**	**16**	**16**	**-16**	**-14**	**311**	**263**	**18**
	76	70	25	22	4	3	105	95	10	0	0	0	2	1	1	106	98	8
ies	85	76	86	57	0	1	171	134	28	27	24	16	14	-21	-19	193	153	26
ies	161	146	111	79	4	4	276	229	20	27	24	16	16	-20	-18	299	251	19
pital/equity	5	5	2	2	0	0	7	7	4	1	1	0	0	4	4	12	12	0
ties and allocated equity	**166**	**151**	**113**	**81**	**4**	**4**	**283**	**236**	**20**	**28**	**25**	**16**	**16**	**-16**	**-14**	**311**	**263**	**18**
ent items																		
nditure, EURm	11	5	1	1	2	2	14	8		0	0	0	0	42	60	56	68	
ult					**132**	**116**				**100**	**110**							

The Group

Result summary first half year 2005

The result for the first half-year 2005 was strong. Increased business volumes more than compensated for the pressure on margins. Total income increased by 8% to EUR 3,276m reflecting increased net interest and commission income as well as increased net gains/losses on items at fair value. Costs were flat and loan losses were positive. Operating profit, excluding the real-estate gain last year, increased by 33% and reached EUR 1,572m.

Income

Development was strong in all business areas. Net interest income in Retail Banking increased by 4% supported by growth in mortgage lending as well as growth in lending to small and medium sized enterprises (SMEs) which both increased by 12%. Including Poland and the Baltics, mortgage lending increased by 15%. The increased focus on consumer lending is starting to pay off and consumer lending expanded by 14% including utilised volume from the product Nordea Prioritet.

In Corporate and Institutional Banking, net interest income increased by 6%. Lending increased by 23% to EUR 32.5bn. Nordea increased its market shares to 4.5% in the fast growing mortgage markets in Poland and the Baltic countries. Nordea's lending in these markets increased by 59%.

In total, the Group's net interest income increased by 6% to EUR 1,810m.

Total lending to the public increased by 13% to EUR 175.1bn. Lending margins to personal customers declined as mortgage lending is especially subject to strong competition. For large corporate customers, the high liquidity and good credit quality in general are exerting pressure on margins. However, risk-adjusted profitability is unchanged.

Deposits increased by 8% to EUR 105.7bn. Low interest rates had a negative impact on deposit margins, but the effect was mitigated by active asset-liability management related to household deposits.

Increasing business volumes contributed to a strong development of net commission income, which increased by 6% to EUR 937m. Commissions on loans increased by 19% to EUR 158m due to the strong volume growth. Syndications in particular developed favourably. Commissions from investment products, including asset management commissions as well as commissions from other financial services, increased by 13% to EUR 329m. Commissions from deposits, payments and e-services were stable at EUR 349m. Commissions from card payments increased by 15% and commissions from e-services by 3%. Manual transactions continued to decline. Income from Plusgirot decreased reflecting slightly lower volumes.

Net gains/losses on items at fair value should be expected to be somewhat volatile. In the first six months these increased by 12% to EUR 329m. The increase reflects a significantly improved investment return in Group Treasury and strong results in Nordea Markets in most product areas including foreign exchange, fixed income and structured products.

Other income increased by 28% to EUR 165m and includes the additional income of EUR 40m from the sale of the general insurance business in 2002 that was recognised in the first quarter.

Expenses

Total expenses were EUR 1,816m, unchanged compared to one year earlier reflecting continued efficiency gains compensating for pay increases, general inflation and business growth. Costs are in line with the flat-cost target, which excludes depreciation of operational leasing and expenses in the Life business. Excluding these items, total expenses were EUR 1,735m compared to EUR 1,740m one year ago.

Staff costs increased by 2% to EUR 1,030m. The reduction in the number of employees, approx. 2% or 500 full-time-equivalents, was offset by general pay increases in the Group.

Other expenses were EUR 717m, unchanged compared to the same period last year.

Depreciation decreased by 20% to EUR 69m. Nordea's sourcing strategy in respect of real estate as well as IT resulted in lower depreciations.

The increase in business volumes and growth in income has been managed within an unchanged cost base which has resulted in a fall in the cost/income ratio to 55% (60%).

Loan losses

Loan losses were positive at EUR 107m. The sale of Nordea's shares in Pan Fish resulted in a recovery of loan losses of EUR 98m.

Net profit

Adjusted for the real-estate gain last year, net profit increased by 39%. Reported net profit increased by 3% to EUR 1,200m corresponding to EUR 0.45 per share and a return on equity of 19.2% compared to 14.4% last year when adjusting for the real-estate gain. The rolling 12-months-earnings-per-share amounted to EUR 0.78. The effective tax rate was reduced following a revaluation of the deferred tax asset in Finland.

Development in the second quarter 2005

The development in the second quarter was strong. Compared to the first quarter, total income increased by 7% to EUR 1,694m with growth in net interest and commission income as well as in net gains/losses on items at fair value. Expenses were basically flat and loan losses were positive, resulting in an increase in operating profit by 28% to EUR 884m.

Income

Net interest income increased by 2% to EUR 913m as growth in business volumes outweighed the pressure on margins. In Retail Banking, mortgage lending to personal customers increased by 3% to EUR 59.2bn and lending to SMEs by 4% to EUR 65bn. In total, lending increased by 3% to EUR 175.1bn.

Market shares within mortgage lending increased in Norway and Denmark and were maintained in Sweden and Finland. Margins on mortgage lending have been under strong pressure in Finland, Sweden and Norway. In Denmark, margins were unchanged. Margins to large corporates were slightly lower than in the previous quarter.

Deposits increased to EUR 105.7bn. Deposit margins in Retail Banking strengthened somewhat supported by active asset-liability management.

Net commission income increased by 7% to EUR 484m. Commission on loans increased by 23% to EUR 87m reflecting the strong volume growth. Commissions from investment products increased by 2% to EUR 166m. Commissions from payments and e-services increased by 4% to EUR 178m reflecting a strong growth in card payments. The item Other commission income increased by 39% to EUR 57m mainly as a result of increased income from corporate finance activities.

Net/gains losses on items at fair value almost doubled to EUR 214m following a sharply improved investment return in Group Treasury. Also, Markets had a strong second quarter.

Expenses

Total expenses increased by 1% to EUR 914m reflecting stable staff costs and slightly higher other expenses.

Staff costs were EUR 515m. The provision for profit-sharing was unchanged at EUR 15m. The slight increase in the number of employees between the quarters reflects an increase in sales staff in Retail Banking, Asset Management & Life as well as in Poland and the Baltic countries.

Other expenses increased by 4% to EUR 364m due to by slightly higher costs for marketing and IT following the higher activity level in the second quarter.

Loan losses

Loan losses were positive at EUR 101m as reversals exceeded new provisions. The sale of shares in Pan Fish resulted in a recovery of EUR 98m. Overall credit quality remains strong.

Net profit

Net profit was EUR 705m corresponding to EUR 0.27 per share and return on equity of 22.8%. The effective tax rate was reduced following a revaluation of the deferred tax asset in Finland. The tax asset is subject to a continuous evaluation.

Credit portfolio

At the end of the second quarter, net impaired loans amounted to EUR 425m representing 0.24% of total lending, compared to 0.43% one year earlier.

Credit quality is strong and new lending is generated with maintained prudence and collateral coverage.

The share of personal customer lending was 45%. Within personal customer lending, mortgage loans account for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 25.1bn, representing 14% of the total lending portfolio.

Capital position

Risk-weighted assets (RWA) increased by 4% during the quarter to EUR 159bn. The growth in RWA reflects the strong volume growth in all business areas. Despite the strong volume growth, the Tier 1 capital ratio increased to 7.0% following the strong profitability. Total capital ratio was 9.4% at the end of the second quarter.

The cancellation of shares repurchased in 2004 is expected to be finalised at the end of the third quarter.

Nordea share

During the second quarter the share price of Nordea depreciated by 1% on the Stockholm Stock Exchange from SEK 71.50 on 31 March 2005 to SEK 71.00 on 30 June 2005. On 23 August, the share price was SEK 73.25. Total shareholder return in the second quarter was 2.9%.

Strengthened market position in Poland and the Baltic countries

Nordea is strengthening its markets position in Poland and the Baltic countries through organic growth as well as through selective acquisitions. Lending volumes increased by 39% compared to the same period 2004. Revenue growth was 30% and operating profit increased by 87% despite declining margins.

In June, Nordea signed an agreement to purchase Sampo's Polish life and pension companies. The acquisition will further enhance Nordea's platform for continued profitable growth in the Polish market. Nordea acquires a customer base of 556,000 active pension savers with assets under management of approx. EUR 600m. The purchase price was EUR 95m. The transaction is expected to be completed in the fourth quarter this year following approval by the relevant authorities.

Strategic agreement with The Bank of New York regarding Securities Services

Nordea and The Bank of New York, a global leader in securities servicing, have entered into a strategic agreement to provide global custody and value added services for Nordea's institutional clients in the Nordic and Baltic Sea region. This agreement means that Nordea, supported by The Bank of New York's global capabilities, will be the premier provider of security services in the Nordic and Baltic Sea region.

Nordea won Euromoney awards

In June, Euromoney, a leading international financial services magazine nominated Nordea "Best Bank in the Nordic and Baltic region".

In addition, Nordea received the following awards:
Global best financial borrower
Best M&A House in Denmark
Best Bank in Finland
Best Equity House in Finland
Best M&A House in Finland
Best Bank in Sweden.

Outlook

Volume growth is expected also in the second half of the year, supported by favourable macroeconomic conditions in Nordea's home markets. Competition is however intense, and the pressure on margins will continue to be challenging.

Costs for the whole year are expected to remain flat and are estimated to be more evenly distributed between the remaining quarters this year.

Based on the overall quality of the credit portfolio and the present economic outlook for the Nordic countries there are no indications of a deteriorating credit quality in 2005.

Retail Banking

- **Operating profit in the first six months increased by 21% compared to last year.**
- **Significant growth in lending of 13%, and deposits up 8%.**
- **Number of core household customers up 8%.**
- **Positive loan losses five quarters in a row**

Within Retail Banking, Nordea services 9 million household customers and 900,000 corporate customers in the four Nordic countries. The business is conducted through 11 Regional banks. Products as well as support to the business are mainly created through the Segments & Products unit. The full implementation of a common operating model for processes and organisation in the four Nordic countries will be finalised this year.

In connection with implementation of the common operating model, the aim is to optimise the most important processes through a "Lean processes project". The objective is to secure the lowest possible unit costs by optimising all major processes. This will be achieved by firstly making them lean, secondly by making the straight-through-process as efficient as possible to reduce back-office costs, and finally by using the same IT system for the same process across the Regional banks. It is a vital strategy for Retail Banking to continuously reduce the unit costs, freeing up resources to expand the sales force, especially Personal Banking Advisers, in order to enhance growth in business volume and profitability.

Business development

Mortgage lending to personal customers has expanded significantly and amounted to EUR 59.2bn at the end of June, reflecting year-on-year growth of 12%. Market shares in the mortgage market increased in Denmark and Norway and were maintained in Finland and Sweden.

Housing products continue to be the main driver in the household business. Nordea has developed a housing concept focused on introducing a full range of products and services in all markets. During the second quarter the product development has centered around the Home Equity concept and Interest Rate Guaranty products. The Home Equity concept gives customers numerous possibilities to unleash equity in private real estate. Products under the Nordic Home Equity concept are adjusted to the local market conditions eg "Nordea Prioritet" in Denmark and "Boligkreditt" in Norway. A central Housing Competence Centre secures the alignment, quality and speed of product development.

Nordea is further increasing the focus on cards and consumer credits. Credit cards are a major vehicle for consumer credit business. A new unit focusing on developing and integrating Cards and Consumer Credits is being established. In the second quarter the first result of the increased efforts materialised in the form of an agreement with the organisation Butikerna covering more than half of all retail shops in Sweden. This is expected to increase the card transaction flow to Nordea. Consumer lending (collateralised as well as non-collateralised lending) increased by 14% to EUR 14.5bn compared to last year including utilised volume from the product Nordea Prioritet.

Savings and Wealth Management experienced growth in all markets. In Denmark and Sweden, growth was further facilitated by Nordea's Financial Planning tool by which the advanced advice based on the customer's risk profile is brought onto a very practical level for the customer. Approx. 50,000 sessions have been conducted in the first six months of this year. The Financial Planning tool will be implemented in Finland and Norway in the second half of 2005.

As an integral part of the new common operating model, specialists in all Branch Regions will coach and train advisers to ensure implementation of tools and products within pensions and savings and also act as one-to-one sales people for complex products.

Customer programmes are the main concepts used when serving household customers. The number of Core customers increased by 8% in the first half of 2005. Combined with an average increase in volume per customer of 5.5%, this led to an increase of 14.5% in the business volume of the core customers.

In order to capture market opportunities, time-to-market in product development is in focus. A significant number of new products were launched during first half of 2005.

The SME business has developed positively in all markets. In general the demand for new loans has picked up during first half 2005. The growth in lending to Retail corporate customers was at a high level of 12% to EUR 65bn.

An increased focus on advisory services and sales of structured products to Retail corporate customers in all markets has resulted in growth of income of 61% in this area compared to the same period last year. The offer comprises the risk management covering liability hedging, assets hedging and commodities hedging. Whereas the latter targets the largest corporate customers, product development and education of

relationship managers have widened the group of corporate customer using interest rate derivatives. The enlarged market for derivatives will support further income growth and enable more customers to benefit from advanced hedging instruments.

Extended partnership with TrygVesta

Nordea and TrygVesta have extended the partnership in which Nordea sells TrygVesta's general insurance through the branch network, whilst TrygVesta sells Nordea's life and pension products. The partnership agreement has been extended until 1 July 2010. In continuation of the partnership, Nordea will start selling general insurance also in Sweden in 2006.

Result

In the first half of 2005, Retail Banking delivered income growth of 5% to EUR 2,252m. Net interest income increased by 4% compared to the first half of 2004 to EUR 1,491m. Lending margins were down year-on-year reflecting strong competition in all segments. The largest margin pressure was seen within the mortgage loans to personal customers in Finland, and Sweden. Deposits were EUR 76bn in June, an increase of 11%.

Also, net commission income increased by 8% to EUR 599m with strong growth in commissions on loans and investment products.

Total expenses were unchanged at EUR 1,266m. Staff costs were reduced by 1.9% to EUR 515m. The number of employees was reduced by approx.170, or 1.0%, compared to the end of June 2004.
Loan losses were positive at EUR 63m, reflecting part of the sale of Pan Fish in Norway resulting in a total gain of EUR 98m, of which EUR 43m was reported within Retail Banking.

Operating profit increased by 21% to EUR 1,049m. Return on economic capital was 29% (26%).

The cost/income ratio was 56% (59%).

Development in the second quarter 2005

Compared to the first quarter 2005, net interest income increased by 2% to EUR 752m. The strong volume growth was partly offset by margin declines. Increases in deposit volumes had a positive impact on net interest income.

Net commission income was up 4% to EUR 306m. Total income increased by 3% to EUR 1,145m.

Total expenses were relatively stable at EUR 635m. Loan losses were positive at EUR 56m, reflecting the sale of Pan Fish in Norway.

Operating profit increased by 17% to EUR 566m, the highest quarterly results ever. Return on economic capital was 30% (28%).

The cost/income ratio was 55% (57%).

Retail Banking operating profit by main area

EURm	Total Q2 2005	Total Q1 2005	Regional banks in Denmark Q2 2005	Regional banks in Denmark Q1 2005	Regional banks in Finland Q2 2005	Regional banks in Finland Q1 2005	Regional banks in Norway Q2 2005	Regional banks in Norway Q1 2005	Regional banks in Sweden Q2 2005	Regional banks in Sweden Q1 2005	Nordic Functions Q2 2005	Nordic Functions Q1 2005
Net interest income	752	739	210	208	205	196	122	117	205	204	10	14
Net fee and commission income	306	293	88	76	81	75	26	25	112	117	-1	0
Net gains/losses on items at fair value	59	50	18	17	10	7	15	11	16	14	0	0
Equity method	7	3	7	4	0	0	0	0	0	0	0	-1
Other operating income	21	22	3	10	9	6	3	3	4	1	2	2
Total income incl. allocations	**1,145**	**1,107**	**326**	**315**	**305**	**284**	**166**	**156**	**337**	**336**	**11**	**16**
Staff costs	-255	-260	-85	-90	-66	-67	-38	-34	-63	-66	-3	-3
Other expenses	-367	-358	-77	-79	-88	-81	-53	-51	-142	-142	-7	-5
Depreciations etc.	-13	-13	-1	-1	-1	0	-2	-2	-2	-2	-7	-7
Expenses incl. allocations	**-635**	**-631**	**-163**	**-170**	**-155**	**-148**	**-93**	**-87**	**-207**	**-210**	**-17**	**-15**
Loan losses	56	7	5	7	-2	1	59	0	-6	0	0	-1
Operating profit	**566**	**483**	**168**	**152**	**148**	**137**	**132**	**70**	**124**	**125**	**-6**	**0**
Cost/income ratio, %	55%	57%	50%	54%	51%	52%	56%	56%	61%	62%		
Return on economic capital, %	30%	28%	31%	28%	33%	35%	42%	24%	23%	25%		
Other information, EURbn												
Lending	141.1	135.5	41.3	38.2	33.8	32.4	22.6	21.4	43.3	43.5		
Deposits	75.6	73.6	19.3	18.2	24.0	23.4	11.7	11.3	20.6	20.8		
Economic capital	5.3	5.1	1.6	1.6	1.3	1.1	0.9	0.8	1.5	1.5		

Retail Banking margins

Lending margins, %	Q2 2005	Q1 2005	Deposit margins, %	Q2 2005	Q1 2005
To corporates	1.09%	1.12%	From corporates	0.89%	0.86%
To households			From households	1.62%	1.56%
- Mortgage	0.83%	0.89%			
- Consumer	3.87%	3.97%			

Retail Banking key figures per quarter

EURm	**Q2 2005**	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Total operating income	1,145	1,107	1,155	1,073	1,075
Total operating expenses	-635	-631	-668	-614	-637
Loan losses	56	7	23	6	6
Operating profit	**566**	**483**	**510**	**465**	**444**
Return on economic capital, %	**30**	28	30	29	27
Cost/income ratio, %	**55**	57	58	57	59
Customer base: households, million	**9.1**	9.3	9.3	9.3	9.3
corporate customers, million	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,278**	17,230	17,286	17,332	17,445

Corporate and Institutional Banking

- **Operating profit up 23%**
- **Income up by 8% compared to previous year**
- **Unchanged costs**
- **Postive loan losses continued**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Business development

Corporate Banking Division performed well in all areas during the quarter. High commission income was recorded. Activity picked up, especially in the corporate finance area, and the positive development in acquisition financing continued. Lending volumes increased compared to the previous quarter despite continued challenging market conditions caused by high liquidity in the market and the strong financial position of the corporate sector in the entire Nordic area.

In the Financial Institutions Division, business activity was high. The life and pension industry has been active in analysing and managing asset portfolios, partly in view of upcoming regulatory changes. The focus on structuring capabilities has paid off and the division won several important asset liability management mandates across the region. Custody Services continue to leverage its strong market positions, increasing revenues on the back of positive developments in equity markets. The number of transactions increased by 20% while assets under custody increased by 7% to EUR 495bn, compared to the previous quarter. Income from trading services however was clearly lower than in the previous quarter, explaining the lower result in the second quarter.

The shipping sector continued to be strong although earnings in the tanker and bulker segments declined somewhat during the second quarter. A number of international shipping companies continued to take advantage of favourable conditions in the capital markets by refinancing loans and conducting equity offerings (IPOs) on very competitive terms. Due to high oil prices, the offshore sector (mobile drilling rigs and supply vessels) has once again become very active as oil companies increase spending on exploration and production. In the second quarter Shipping, Offshore and Oil Services Division was involved in a number of transactions with companies expanding their asset base.

Total income and operating profit remained at a high level also in the second quarter.

In Markets Division, customer activity in the second quarter was strong in all major product areas and especially among Retail customers. Activity levels were supported by continued low interest rates, positive equity markets and the strengthening of the US Dollar against the Euro. Customer activities based on structured solutions continued to grow, and initiatives to further leverage Markets' structuring and advisory capabilities towards small and medium-sized corporate customers in the Nordic region were initiated during the quarter.

In April, Nordea was Joint Bookrunner in the Neste Oil IPO, the largest IPO in the Nordic region in several years. Strong customer demand led to a final pricing above the initial price range. In June, Nordea was Joint Bookrunner in the DONG inaugural Euro bond transaction. The DONG issue comprises two parts; an EUR 0.5bn 7 years bond tranche, and a EUR 1.1bn one thousand years callable hybrid tranche

In Poland and the Baltic countries, Nordea increased its market shares in the fast growing housing loan markets. Mortgage lending increased by 59% in the first six months of 2005 compared to the same period last year. The number of new customers doubled in targeted segments, supported by newly launched customer programs. Nordea's acquisition of two Polish life and pension companies more than doubles the customer base in Poland and represents a good future income potential.

Result

Year-to-date income in 2005 increased by 8%. Commission and net interest income were up strongly, reflecting the increased customer activity and business volumes. Costs were unchanged.

Operating profit year-to-date was EUR 280m, which is EUR 52m or 23% up from the previous year.
Return on economic capital was 22%. The cost/income ratio was 53% (58%).

Development in the second quarter 2005

Income in the second quarter was stable compared to the first quarter. Costs increased by EUR 12m due to a higher provision for performance-related salaries in Corporate Finance and Markets, as well as increased IT development expenditure.

Loan losses continued to remain positive in the second quarter, as in the previous five consecutive quarters. Operating profit in the second quarter totalled EUR 133m, down by 10% compared to the first quarter. Return on economic capital was 21%.The cost/income ratio was 55% (51%).

CIB operating profit by main area

EURm	Total		Corporate Banking Division[1]		Financial Institutions Division[1]		Shipping, Offshore and Oil services Division[1, 3]		Poland and Baltics		Other		Markets[2]	
	Q2 2005	Q1 2005	Q2 2005	Q1 2005	Q2 2005	Q1 2005	Q2 2005	Q1 2005	Q2 2005	Q1 2005	Q2 2005	Q1 2005	Q2 2005	Q1 2005
Net interest income	109	105	48	43	11	10	31	33	17	17	2	2	13	11
Net fee and commission income	104	80	43	27	26	21	10	4	5	4	20	24	21	24
Net gains/losses on items at fair value	51	76	19	13	3	38	3	3	5	4	21	18	135	118
Equity method	3	7	3	6	0	0	0	0	0	0	0	1	0	0
Other operating income	5	2	3	0	0	1	1	1	1	1	0	-1	0	0
Total income incl. allocations	**272**	**270**	**116**	**89**	**40**	**70**	**45**	**41**	**28**	**26**	**43**	**44**	**169**	**153**
Staff costs	-83	-77	-19	-18	-4	-4	-4	-4	-8	-8	-48	-43	-45	-43
Other expenses	-65	-58	-23	-20	-30	-31	-5	-5	-9	-7	2	5	-35	-34
Depreciations etc.	-2	-3	0	0	0	0	0	0	-2	-3	0	0	0	0
Expenses incl. allocations	**-150**	**-138**	**-42**	**-38**	**-34**	**-35**	**-9**	**-9**	**-19**	**-18**	**-46**	**-38**	**-80**	**-77**
Loan losses	11	15	13	14	0	0	-2	3	-1	-2	1	0	0	0
Operating profit	**133**	**147**	**87**	**65**	**6**	**35**	**34**	**35**	**8**	**6**	**-2**	**6**	**89**	**76**
Other information, EURbn														
Lending	32.5	30.9	12.0	12.8	2.0	2.0	7.7	6.5	2.5	2.3	8.3	7.2	8.3	7.2
Deposits	24.7	26.7	8.0	8.9	8.8	11.1	3.6	3.2	1.4	1.3	3.0	2.2	3.0	2.2
Economic capital	1.8	1.6	1.0	0.8	0.2	0.2	0.2	0.2	0.1	0.1	0.3	0.3	0.7	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

[3] As of 1st January the responsibility of international network including foreign branches was moved from International & Shipping Division to Corporate Banking Division. International & Shipping Division was renamed as 'Shipping, Offshore and Oil Services'. Historic figures have been restated accordingly.

CIB key figures per quarter

EURm	**Q2 2005**	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Total operating income	**272**	270	257	240	216
Total operating expenses	**-150**	-138	-145	-140	-145
Loan losses	**11**	15	17	18	8
Operating profit	**133**	**147**	**129**	**118**	**79**
Return on economic capital, %	**21**	25	24	13	20
Cost/income ratio, %	**55**	51	57	58	67
Number of employees (full-time equivalents)	**3,232**	3,218	3,238	3,248	3,198

Asset Management & Life

- **AuM increased to EUR 141.7bn**
- **Robust investment performance**
- **Acquisition of the fifth largest pension company in Poland**
- **Asset Management product result increased by 14% compared to last year**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's Assets under Management (AuM) increased by EUR 5.9bn in the second quarter to EUR 141.7bn, of which net inflow contributed EUR 1.1bn.

AuM in Nordic retail funds increased by EUR 1.6bn to EUR 40.9bn, of which net inflow accounted for EUR 0.6bn. Net inflow was particularly strong in the Finnish market. Inflows were concentrated to fixed-income products. In Sweden the 'Dynamic Fixed Income Fund' attracted more than EUR 0.2bn during the quarter. The fund is part of Nordea's new approach to portfolio management, which aims at creating more value added for customers by tactically allocating between multiple sources of assets. The fund was launched in Sweden during the first quarter.

AuM in European Fund Distribution increased by EUR 0.8bn to EUR 7.9bn with net inflow of EUR 0.3bn during the quarter. Year-to-date inflow was 14% of AuM (annualised). The new Nordea Alternative Investment SICAV fund was launched with three sub-funds. The new fund complements the existing successful 'traditional' fund range with an offering in alternative investment concepts to further leverage the Nordea brand and to reduce product concentration risk.

AuM in Nordic Private Banking increased by EUR 2.0bn to EUR 31.2bn, of which EUR 0.9bn came from net inflows. Year-to-date Nordic Private Banking has attracted net inflows 12% of AuM (annualised). External customer acquisitions generated good inflows during the quarter and Nordea continues to gain recognition throughout the Nordic region as a first class Private Bank.

AuM in International Wealth Management, servicing private banking clients outside the Nordic region increased by EUR 0.3bn to EUR 7.9bn of which net inflow of EUR 0.2bn. From the third quarter wealth management services will be offered as part of the total Nordea client offering in the Baltic region starting with Estonia and Latvia.

Within institutional asset management, a solid and broadly diversified gross inflow from a large number of clients was achieved in the second quarter. However, this was outweighed by a gross outflow, which to a large part was explained by the transfer of one large fixed-income mandate back to a government agency in Sweden. All in all, the net outflow was EUR 0.8bn. The underlying trend in institutional gross inflows is seen as stable, but the trend for manager diversification has caused some outflows in markets where Nordea has a high market share. However, a solid prospect list, the introduction of several new products and strong investment performance in 2005 are expected to support net inflows going forward.

Considerable improvement in investment performance within all asset classes has been achieved in 2005. Several large volume equity products have had strong investment results, and 22 out 23 new products launched in recent years under the new approach to portfolio management have outperformed their benchmark. Especially, performance in the new hedge fund products has been favourable. The improved performance has led to a number of additional funds gaining a 5-star Morningstar rating.

In the second quarter net written premiums in Life insurance was EUR 645m. Year-to-date net written premiums are EUR 1.4bn, which is an increase of 14% compared to the same period last year. The growth trend in the unit linked continued in the second quarter, with AuM up 20% compared to the same period last year. Successful launches of new products contributed to the good results. Good inflows were seen in Finland and Sweden into external funds which have been launched to complement the Nordea funds and within traditional insurance in Sweden the capital guarantee product launched in May 2005 also experienced a good inflow. Total Life AuM was EUR 31.8bn by the end of the second quarter. The investment return was strong again in the second quarter. On average the products showed a year-to-date investment return of 12% (annualised). Some of the new products experienced a very satisfactory investment return, especially the capital guaranteed product in Sweden with a return in the second quarter of 30% (annualised).

As part of the growth strategy for Life insurance Nordea has acquired the fifth largest pension company within mandatory labour market pension schemes in Poland. The acquisition will add EUR 0.6bn to AuM, when consolidated into Nordea's accounts. The mandatory pension system is one of the fastest growing segments of the long-term savings market in Poland with an expected growth rate of around 20% per year. The transaction is expected to be completed in the fourth quarter.

The application for de-mutualisation of Nordea Liv I in Sweden has been approved by the FSA. The de-mutualisation will take effect January 1, 2006 and it is

expected to lead to more value added for clients as well as improved governance and profit potential for the owner.

Result

Income from Asset Management activities increased by 8% to EUR 294m compared to the same period last year. In the second quarter Asset Management income was EUR 148m, up 1% compared to the first quarter. Management fees continue to rise in parallel with AuM, while transaction-related income was weaker, due to lower client activity. As a result the management fee margin was stable during the quarter, while the decrease in transaction-related income caused a marginal decline in the overall income margin to 55 basis points. Over the last four years the income margin has been stable around the level of 55-60 basis points with the main part of the fluctuation explained by swings in transaction-related income.

Operating expenses within Asset Management activities year-to-date amounted to EUR 103m, an increase of 5% on the same period last year, reflecting investments in staff and processes within the prioritised growth areas. The product result within Asset Management activities increased by 14% to EUR 132m in the first half of 2005. Compared to the first quarter the product result in the second quarter was marginally down due to non-recurring cost items.

In Life & Pensions the product result was EUR 52m in the second quarter, and the year-to-date result was EUR 100m. somewhat lower than in the same period last year. However, the underlying trend in quarterly life earnings continues to be positive. The risk result contributed with EUR 7.4m to the overall year-to-date result. Financial buffers rose to 6.6% of life provisions supported by the robust investment results.

Asset Management & Life volumes, inflow and margins

EURbn	Q2 2005	Q2 Inflow	Total Q1 2005	Q4 2004	Q3 2004	Q2 2004
Nordic Retail funds	40.9	0.6	39.3	37.2	35.6	34.9
European Fund Distribution	7.9	0.3	7.1	6.7	5.9	5.6
Private Banking Activities						
Nordic Private Banking	31.2	0.9	29.2	27.8	26.3	25.8
International Wealth Management	7.9	0.2	7.6	7.4	6.9	6.8
Institutional clients	22.0	-0.8	22.1	21.8	22.5	22.3
Life & pensions	31.8	0.0	30.4	29.7	28.5	27.9
Total	141.7	1.1	135.8	130.6	125.7	123.3

Key figures per quarter – Asset Management activities

EURm	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Net interest income	**10**	9	9	9	9
Net fee and commission income	**132**	130	136	120	116
Net gains/losses on items at fair value	**3**	4	4	1	6
Equity method	**0**	0	0	0	0
Other income	**3**	3	2	2	3
Total income	**148**	**146**	**151**	**132**	**134**
Staff costs	**-30**	-29	-29	-26	-24
Other expenses	**-22**	-21	-29	-22	-24
Depreciations etc.	**-1**	0	-1	-1	-1
Operating expenses	**-53**	**-50**	**-59**	**-49**	**-49**
Estimated distribution expenses in Retail Banking	**-30**	-29	-29	-28	-28
Product result	**65**	**67**	**63**	**55**	**57**
of which income within Retail Banking	***60***	*59*	*56*	*58*	*55*
Margins[1]					
Income margins (bps)	**55**	56	60	54	56
Operating expenses margin (bps)	**-20**	-19	-24	-20	-20
Distribution expenses margin (bps)	**-11**	-11	-11	-11	-12
Result margin (bps)	**24**	25	25	23	23
Cost/income ratio, %	**56**	54	58	58	58
Economic capital	**113**	113	156	131	133
Assets under management, EURbn	**142**	136	131	126	123
Number of employees (full-time equivalents)	**883**	850	831	829	793

[1] Margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q2 2005 these assets were EUR 108.9bn.

Key figures per quarter – Life activities

EURm	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	**35**	30	24	22	39
Contribution from cost result	**0**	1	1	1	-1
Contribution from risk result	**2**	5	2	5	5
Inv. return on Shareholder's Equity	**4**	3	2	4	0
Other profits	**5**	3	15	8	8
Total Profit Traditional	**46**	42	44	40	51
Total profit Unit linked	**11**	10	9	10	8
Estimated distribution expenses in Retail Banking	**-5**	-4	-4	-3	-2
Total Product Result	**52**	**48**	**49**	**47**	**57**
of which income within Retail Banking	***19***	*22*	*33*	*22*	*18*
Key figures					
Premiums written, net of reinsurance	**645**	789	784	490	613
of which from Traditional business	**458**	590	585	391	422
of which from Unit-linked business	**187**	198	198	99	190
Total operating expenses	**32**	28	40	25	25
Investment assets:					
Bonds	**16,720**	15,864	15,254	15,227	14,730
Equities	**3,059**	2,969	2,722	2,790	2,750
Alternative investments	**1,618**	1,515	1,968	1,236	1,210
Property	**2,438**	2,416	2,408	2,248	2,217
Unit linked	**4,606**	4,316	4,095	3,897	3,843
Total investment assets	**28,441**	27,080	26,447	25,398	24,750
Investment return %	**4.1**	1.7	3.6	1.9	-0.4
Technical provisions	**26,959**	25,860	25,236	24,116	23,824
of which financial buffers	**1,389**	1,175	1,177	856	933
Economic capital	**985**	872	791	848	803
Number of employees (full time equivalents)	**992**	979	984	987	1,002

Group Treasury

- **Nordea awarded Best Financial Borrower 2005 by Euromoney**
- **Successful issuance of EUR 750m Lower Tier II**
- **Well received CAD 400m subordinated issuance in the Canadian Market**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), as well as group funding, and asset and liability management.

Business development

Market conditions were favourable during the second quarter, after some initial credit market turbulence early in the quarter, as interest rates fell and equity markets rose. Sweden's Riksbank cut the repo rate from 2.0% to 1.5% on June 22.

In April Nordea successfully issued USD 600m Tier 1 instrument in the US market. In May Nordea issued EUR 750m of subordinated notes. The execution process was quick with launching and pricing completed in two days. The transaction was placed with primarily European institutional investors.

In July Nordea made its first issuance of subordinated debt in the Canadian market amounting to CAD 400m. Nordea thereby became the second international issuer to enter the Canadian institutional market. The bond was well received and it allowed Nordea to diversify its funding base at an attractive price level.

In June Nordea was awarded Best Financial Borrower 2005 by Euromoney. Euromoney comments that Nordea has established an impressive track record on the international debt markets and managed to achieve tight execution on its new issues at the same time as leaving the investors with a positive feeling. Many of Nordea's issues created benchmarks for other, more active issuers.

At the end of June, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 44m compared to EUR 11m at the end of the first quarter reflecting more risk taking during the second quarter compared to the first.

The structural interest income risk (SIIR) which shows the effect on net interest income in the next 12 months was EUR 132m assuming increasing market rates by 100 basis points and EUR –175m assuming decreasing market rates by 100 basis points. At the end of the second quarter 2004 the corresponding figures were EUR 294m and EUR -248m. The reduction of the SIIR risk is a result of the asset and liability management related to Retail Banking deposits now being fully implemented.
The risk related to equities, calculated as VaR, was EUR 39m compared to EUR 34m at the end of March. The VaR figure comprises all types of equities including listed, unlisted and private equity.

Result

The investment return in Group Investment is defined as the net of return on investment after subtracting a funding cost, defined as the expected average medium-term risk-free return over time. In 2005, the funding cost is 3%.

The annualised investment return in the second quarter was 4.4% excluding funding cost.

Operating profit in Group Investment was EUR 37m compared to EUR 3m in the first quarter. Operating profit in Group Funding was EUR 44m compared to EUR 19m in the first quarter.

Group Treasury operating profit by main area

EURm	Total Q2 2005	Total Q1 2005	Group Investment Q2 2005	Group Investment Q1 2005	Group Funding Q2 2005	Group Funding Q1 2005
Net interest income	18	39	-18	-11	36	50
Net fee and commission income	-2	-1	-1	-1	-1	0
Net gains/losses on items at fair value	68	-15	52	9	16	-24
Equity method	0	0	0	0	0	0
Other operating income	7	10	7	10	0	0
Total income incl. allocations	**91**	**33**	**40**	**7**	**51**	**26**
Staff costs	-4	-3	-2	-1	-2	-2
Other expenses	-6	-8	-1	-3	-5	-5
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-10**	**-11**	**-3**	**-4**	**-7**	**-7**
Operating profit	**81**	**22**	**37**	**3**	**44**	**19**

Group Treasury key figures per quarter

EURm	**Q2 2005**	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Total operating income	**91**	33	74	18	-16
Total operating expenses	**-10**	-11	-14	-12	-11
Operating profit	**81**	**22**	**60**	**6**	**-27**
Cost/income ratio, %	**11**	33	19	67	neg.
Bonds, EURm	**15,083**	16,116	16,261	16,481	15,656
Equities, EURm	**582**	343	367	321	384
Investments, EURm	**15,665**	16,459	16,628	16,802	16,040
Number of employees (full-time equivalents)	**92**	97	98	99	100

Quarterly development

EURm	Note	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Net interest income		913	897	920	875	846
Net fee and commission income	1	484	453	467	443	450
Net gains/losses on items at fair value		214	115	179	63	77
Equity method		22	13	15	15	16
Other income		61	104	65	54	73
Total operating income		**1,694**	**1,582**	**1,646**	**1,450**	**1,462**
General administrative expenses:	2					
Staff costs		-515	-515	-523	-492	-487
Other expenses		-364	-353	-413	-334	-380
Depreciation of tangible and intangible assets		-35	-34	-43	-39	-41
Total operating expenses		**-914**	**-902**	**-979**	**-865**	**-908**
Loan losses		101	6	10	2	3
Disposals of tangible and intangible assets		3	2	0	0	300
Operating profit		**884**	**688**	**677**	**587**	**857**
Income tax expense		-179	-193	-201	-149	-152
Net profit		**705**	**495**	**476**	**438**	**705**
Earnings per share (EPS)		0.27	0.18	0.17	0.16	0.25
EPS, rolling 12 months up to period end		0.78	0.76	0.74	0.65	0.73

Note 1 **Net fee and commission income**, EURm	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Loans and receivables	87	71	66	65	65
Guarantees and documentary payments	18	17	25	26	29
Life insurance	44	57	47	40	41
Investment products / services	166	163	169	159	149
Deposits, payments and e-services	178	171	184	180	179
Brokerage	69	57	49	50	51
Other commission income	57	41	42	42	35
Fee and commission income	**619**	**577**	**582**	**562**	**549**
Life insurance	-23	-23	-20	-12	-12
Payments and e-services	-41	-37	-44	-45	-42
Other commission expenses	-71	-64	-51	-62	-45
Fee and commission expenses	**-135**	**-124**	**-115**	**-119**	**-99**
Net fee and commission income	**484**	**453**	**467**	**443**	**450**

Note 2 **General administrative expenses**, EURm	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Staff[1]	500	500	508	477	472
Profit sharing	15	15	15	15	15
Information technology[2]	124	116	120	109	113
Marketing	24	22	40	19	23
Postage, telephone and office expenses	50	52	54	48	51
Rents, premises and real estate expenses	84	84	95	84	91
Other	82	79	104	74	102
Total	**879**	**868**	**936**	**826**	**867**

[1] Variable salaries were EUR 35m in Q2 2005 (Q1 2005: EUR 32m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q2 2005, including staff etc, but excluding IT expenses in insurance operations, were EUR 173m (Q1 2005: EUR 164m).

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the four group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.
Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains, in addition to goodwill related to the creation of Nordea, expenses in Group Functions not defined as services to business areas, central provisions for loan losses and profits from companies accounted for under the equity method which are not included in the customer responsible units.

	Retail Banking					Corporate and Institutional Banking					Asset Management					Sub-total				
EURm	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2
Customer responsible units	2005	2005	2004	2004	2004	2005	2005	2004	2004	2004	2005	2005	2004	2004	2004	2005	2005	2004	2004	2004
Net interest income	752	739	762	722	712	109	105	108	95	101	10	9	9	9	9	871	853	879	826	822
Net fee and commission income	306	293	303	285	279	104	80	81	95	77	68	67	77	60	57	478	440	461	440	413
Net gains/losses on items at fair value	59	50	49	40	52	51	76	57	43	27	3	4	4	1	6	113	130	110	84	85
Equity method	7	3	16	4	3	3	7	6	5	3	0	0	0	0	0	10	10	22	9	6
Other income	21	22	25	22	29	5	2	5	2	8	3	3	2	2	3	29	27	32	26	40
Total operating income	**1,145**	**1,107**	**1,155**	**1,073**	**1,075**	**272**	**270**	**257**	**240**	**216**	**84**	**83**	**92**	**72**	**75**	**1,501**	**1,460**	**1,504**	**1,385**	**1,366**
of which allocations	*186*	*154*	*178*	*138*	*152*	*-105*	*-71*	*-87*	*-56*	*-75*	*-65*	*-60*	*-58*	*-60*	*-56*	*16*	*23*	*33*	*22*	*21*
Staff costs	-255	-260	-274	-258	-263	-83	-77	-70	-69	-76	-26	-26	-26	-23	-22	-364	-363	-370	-350	-361
Other expenses	-367	-358	-385	-344	-362	-65	-58	-72	-68	-66	-23	-21	-29	-22	-22	-455	-437	-486	-434	-450
Depreciations of tangible and intagible assets	-13	-13	-9	-12	-12	-2	-3	-3	-3	-3	-1	0	-1	-1	-1	-16	-16	-13	-16	-16
Total operating expenses	**-635**	**-631**	**-668**	**-614**	**-637**	**-150**	**-138**	**-145**	**-140**	**-145**	**-50**	**-47**	**-56**	**-46**	**-45**	**-835**	**-816**	**-869**	**-800**	**-827**
of which allocations	*-268*	*-248*	*-237*	*-220*	*-232*	*-40*	*-37*	*-43*	*-48*	*-54*	*4*	*4*	*6*	*3*	*3*	*-304*	*-281*	*-274*	*-265*	*-283*
Loan losses	56	7	23	6	6	11	15	17	18	8	0	0	0	0	0	67	22	40	24	14
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**566**	**483**	**510**	**465**	**444**	**133**	**147**	**129**	**118**	**79**	**34**	**36**	**36**	**26**	**30**	**733**	**666**	**675**	**609**	**553**
Balance sheet, EURbn																				
Loans and receivables	141	135	132	128	125	32	31	27	24	26	2	2	2	2	2	175	168	161	154	153
Other assets	25	21	27	24	26	81	64	60	56	55	2	2	3	2	2	108	87	90	82	83
Total assets	**166**	**156**	**159**	**152**	**151**	**113**	**95**	**87**	**80**	**81**	**4**	**4**	**5**	**4**	**4**	**283**	**255**	**251**	**236**	**236**
Deposits	76	74	73	71	70	25	27	25	21	22	4	4	4	3	3	105	105	102	95	95
Other liabilities	85	77	81	76	76	86	66	60	57	57	0	0	1	1	1	171	143	142	134	134
Total liabilities	161	151	154	147	146	111	93	85	78	79	4	4	5	4	4	276	248	244	229	229
Economic capital/equity	5	5	5	5	5	2	2	2	2	2	0	0	0	0	0	7	7	7	7	7
Total liabilities and allocated equity	**166**	**156**	**159**	**152**	**151**	**113**	**95**	**87**	**80**	**81**	**4**	**4**	**5**	**4**	**4**	**283**	**255**	**251**	**236**	**236**
Other segment items																				
Capital expenditure, EURm	3	8	2	3	3	1	0	1	0	0	1	1	1	1	1	5	9	4	4	4
Product result											65	67	63	55	57					

	Life Insurance					Group Treasury					Group Functions and Eliminations					Nordea Group				
EURm	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2	Q2	Q1	Q4	Q3	Q2
Customer responsible units	**2005**	**2005**	**2004**	**2004**	**2004**	**2005**	**2005**	**2004**	**2004**	**2004**	**2005**	**2005**	**2004**	**2004**	**2004**	**2005**	**2005**	**2004**	**2004**	**2004**
Net interest income	0	0	0	0	0	18	39	37	24	25	24	5	4	25	-1	913	897	920	875	846
Net fee and commission income	9	19	4	16	18	-2	-1	-1	-2	-2	-1	-5	3	-11	21	484	453	467	443	450
Net gains/losses on items at fair value	23	3	15	2	17	68	-15	38	-10	-52	10	-3	16	-13	27	214	115	179	63	77
Equity method	0	0	0	0	0	0	0	0	0	0	12	3	-7	6	10	22	13	15	15	16
Other income	40	36	41	35	31	7	10	0	6	13	-15	31	-8	-13	-11	61	104	65	54	73
Total operating income	**72**	**58**	**60**	**53**	**66**	**91**	**33**	**74**	**18**	**-16**	**30**	**31**	**8**	**-6**	**46**	**1,694**	**1,582**	**1,646**	**1,450**	**1,462**
of which allocations	*-19*	*-22*	*-33*	*-22*	*-18*	*0*	*0*	*2*	*2*	*1*	*3*	*-1*	*-2*	*-2*	*-4*	*0*	*0*	*0*	*0*	*0*
Staff costs	-18	-16	-19	-15	-15	-4	-3	-4	-3	-3	-129	-133	-130	-126	-109	-515	-515	-523	-492	-487
Other expenses	-12	-12	-20	-10	-9	-6	-8	-10	-9	-8	109	104	103	121	88	-364	-353	-413	-334	-380
Depreciations of tangible and intagible assets	-2	0	-1	0	-1	0	0	0	0	0	-17	-18	-29	-23	-24	-35	-34	-43	-39	-41
Total operating expenses	**-32**	**-28**	**-40**	**-25**	**-25**	**-10**	**-11**	**-14**	**-12**	**-11**	**-37**	**-47**	**-56**	**-28**	**-45**	**-914**	**-902**	**-979**	**-865**	**-908**
of which allocations	*0*	*0*	*0*	*0*	*0*	*-3*	*-4*	*-2*	*-2*	*-2*	*307*	*285*	*276*	*267*	*285*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	34	-16	-30	-22	-11	101	6	10	2	3
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	3	2	0	0	300	3	2	0	0	300
Operating profit	**40**	**30**	**20**	**28**	**41**	**81**	**22**	**60**	**6**	**-27**	**30**	**-30**	**-78**	**-56**	**290**	**884**	**688**	**677**	**587**	**857**
Balance sheet, EURbn																				
Loans and receivables	0	0	0	0	0	0	2	0	0	2	0	0	0	0	1	175	170	161	154	156
Other assets	28	27	26	25	25	16	14	17	17	14	-16	-14	-16	-16	-15	136	114	117	108	107
Total assets	**28**	**27**	**26**	**25**	**25**	**16**	**16**	**17**	**17**	**16**	**-16**	**-14**	**-16**	**-16**	**-14**	**311**	**284**	**278**	**262**	**263**
Deposits	0	0	0	0	0	0	0	0	0	2	1	0	3	2	1	106	105	105	97	98
Other liabilities	27	26	25	24	24	16	16	17	17	16	-21	-18	-24	-22	-21	193	167	160	153	153
Total liabilities	27	26	25	24	24	16	16	17	17	18	-20	-18	-21	-20	-20	299	272	265	250	251
Economic capital/equity	1	1	1	1	1	0	0	0	0	0	4	4	5	4	4	12	12	13	12	12
Total liabilities and allocated equity	**28**	**27**	**26**	**25**	**25**	**16**	**16**	**17**	**17**	**16**	**-16**	**-14**	**-16**	**-16**	**-14**	**311**	**284**	**278**	**262**	**263**
Other segment items																				
Capital expenditure, EURm	0	0	2	0	1	0	0	0	0	0	34	8	37	8	26	39	17	43	12	31
Product result	**52**	**48**	**49**	**47**	**57**															

Income statement

EURm	Note	Q2 2005	Q2 2004	Jan-June 2005	Jan-June 2004	Full year 2004
Operating income						
Interest income		*2,107*	*1,982*	*4,162*	*3,952*	*7,964*
Interest expense		*-1,194*	*-1,136*	*-2,352*	*-2,252*	*-4,469*
Net interest income		913	846	1,810	1,700	3,495
Fee and commission income		*619*	*549*	*1,196*	*1,087*	*2,230*
Fee and commission expense		*-135*	*-99*	*-259*	*-203*	*-436*
Net fee and commission income		484	450	937	884	1,794
Net gains/losses on items at fair value	2	214	77	329	293	535
Profit from companies accounted for under the equity method		22	16	35	25	55
Dividends		10	8	10	9	11
Other operating income		51	65	155	120	237
Total operating income		**1,694**	**1,462**	**3,276**	**3,031**	**6,127**
Operating expenses						
General administrative expenses:						
Staff costs		-515	-487	-1,030	-1,006	-2,021
Other expenses		-364	-380	-717	-719	-1,466
Depreciation, amortisation and impairment charges of tangible and intangible assets		-35	-41	-69	-86	-168
Total operating expenses		**-914**	**-908**	**-1,816**	**-1,811**	**-3,655**
Loan losses	3	101	3	107	-39	-27
Disposals of tangible and intangible assets		3	300	5	300	300
Operating profit		**884**	**857**	**1,572**	**1,481**	**2,745**
Income tax expense		-179	-152	-372	-317	-667
Net profit		**705**	**705**	**1,200**	**1,164**	**2,078**
Attributable to:						
Shareholders of Nordea Bank AB (publ)		705	705	1,199	1,163	2,075
Minority interest		0	0	1	1	3
		705	**705**	**1,200**	**1,164**	**2,078**
Earnings per share, EUR		0.27	0.25	0.45	0.41	0.74
Earnings per share, after full dilution, EUR		0.27	0.25	0.45	0.41	0.74

Balance sheet

EURm	Note	30 June 2005	31 Dec 2004	30 June 2004
Assets				
Cash and balances with central banks		2,844	4,585	3,471
Treasury bills and other eligible bills		12,456	12,758	9,282
Loans and receivables to credit institutions	5	21,891	20,628	22,947
Loans and receivables to the public	5	175,144	161,295	155,653
Interest-bearing securities		37,856	27,869	34,206
Shares		9,847	8,898	7,933
Derivatives	6	35,080	26,697	15,606
Fair value changes of the hedged items in portfolio hedge of interest rate risk		500	409	-
Shares in associated undertakings		588	559	576
Intangible assets		2,129	2,101	2,085
Tangible assets		408	429	488
Investment property		2,550	2,484	2,359
Deferred tax assets		449	454	492
Prepaid expenses and accrued income		1,490	1,623	1,635
Other assets		8,053	6,808	6,177
Total assets		**311,285**	**277,597**	**262,910**
Of which assets customer bearing the risk		*7,005*	*7,419*	*6,825*
Liabilities				
Deposits by credit institutions		35,320	30,159	30,980
Deposits and borrowings from the public		105,710	104,704	97,737
Liabilities to policyholders		25,263	22,191	22,148
Debt securities in issue		69,703	61,011	64,900
Derivatives	6	34,322	27,075	15,594
Fair value changes of the hedged items in portfolio hedge of interest rate risk		624	334	-
Current tax liabilities		378	153	56
Other liabilities		16,541	10,081	10,588
Accrued expenses and prepaid income		2,367	2,003	2,071
Deferred tax liabilities		598	623	503
Provisions		148	192	146
Retirement benefit obligations		533	545	571
Subordinated liabilities		7,420	5,818	5,530
Total liabilities		**298,927**	**264,889**	**250,824**
Equity				
Minority interests		12	13	12
Revaluation reserves		2	-	-
Core equity				
Share capital		1,128	1,128	1,160
Other reserves		5,175	5,471	5,775
Retained earnings		6,041	6,096	5,139
Total core equity		**12,344**	**12,695**	**12,074**
Total equity		**12,358**	**12,708**	**12,086**
Total liabilities and equity		**311,285**	**277,597**	**262,910**
Assets pledged for own liabilities		26,717	23,003	26,330
Other assets pledged		2,992	3,369	3,229
Contingent liabilities		15,519	13,955	14,058
Commitments		1,915,217	1,587,512	1,530,625

Other notes

Note 4 Classification of financial instruments

Note 7 Capital adequacy

Movements in equity

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2004	**1,128**	**5,471**	**6,066**	**13**	**12,678**
Change in accounting policies:					
IAS 39 Loan loss provisions			70		70
IAS 39 Financial instruments			-40		-40
Balance at end of year, at 31 December 2004, restated	**1,128**	**5,471**	**6,096**	**13**	**12,708**
Net change in available-for-sale investments, net of tax		2			2
Currency translation differences		-37	-64		-101
Dividend for 2004			-740		-740
Purchases of own shares[2,3]		-259	-450		-709
Other changes				-2	-2
Net profit for the period			1,199	1	1,200
Balance at 30 June 2005	**1,128**	**5,177**	**6,041**	**12**	**12,358**

EURm	Attributable to shareholders of Nordea Bank AB (publ) Share capital[1]	Other reserves	Retained earnings	Minority interests	Total
Balance at end of year, at 31 December 2003	**1,160**	**5,822**	**5,195**	**-**	**12,177**
Change in accounting policies:					
IAS 1 Minority interests				13	13
IAS 19 Pension			-183		-183
IAS 36 Impairment of assets			-29		-29
Other opening balance issues			-15		-15
Balance at end of year, at 31 December 2003, restated	**1,160**	**5,822**	**4,968**	**13**	**11,963**
Currency translation differences		-16	27		11
Dividend for 2003			-696		-696
Transfers between other reserves and retained earnings[4]		323	-323		0
Purchases of own shares[2,3]		-354			-354
Other changes				-2	-2
Net profit for the period			1,163	1	1,164
Balance at 30 June 2004	**1,160**	**5,775**	**5,139**	**12**	**12,086**

[1] Total shares registered was 2,847 million (31 Dec 2004: 2,847 million, 30 June 2004: 2,928 million).

[2] Refers to the change in the trading portfolio and Nordeas shares within portfolio schemes in Denmark. Number of own shares in the trading portfolio and within the portfolio schemes at 30 June 2005 was 7.2 million (31 Dec 2004: 6.7 million, 30 June 2004: 2.4 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was at 30 June 2005 was 202.4 million (31 Dec 2004: 111.7 million, 30 June 2004: 145.0 million). The average number of own shares Jan-June 2005 was 176.0 million (Jan-Dec 2004: 128.7 million, Jan-June 2004: 125.1 million).

[4] Due to the merger of Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ).

Cash-flow statement

EURm	Jan-June 2005	Jan-June 2004
Operating activities		
Operating profit	1,572	1,481
Adjustments for items not included in cash flow	758	523
Income taxes paid	-214	-377
Cash flow from operating activities before changes in operating assets and liabilities	2,116	1,627
Changes in operating assets and liabilities		
Change in treasury bills and other eligible bills	302	2,759
Change in loans and receivables to credit institutions	562	4,117
Change in loans and receivables to the public	-13,859	-10,590
Change in interest bearing securities	-10,065	232
Change in shares	-1,031	-1,097
Change in derivatives, net	-1,322	-1,157
Change in investment property	-66	-68
Change in other assets	-1,113	-633
Change in deposits by credit institutions	5,163	1,878
Change in deposits and borrowings from the public	1,006	2,179
Change in liabilities to policyholders	3,072	921
Change in debt securities in issue	8,692	-18
Change in other liabilities	6,460	-843
Cash flow from operating activities	-83	-693
Investing activities		
Sale of shares in group undertakings	4	-
Acquisition of tangible assets	-43	-62
Sale of tangible assets	13	854
Acquisition of intangible assets	-13	-6
Sale of intangible assets	-	2
Purchase/sale of other financial fixed assets	18	4
Cash flow from investing activities	-21	792
Financing activities		
Issued subordinated liabilities	1,602	415
Repurchase of own shares incl change in trading portfolio	-709	-354
Dividend paid	-740	-696
Cash flow from financing activities	153	-635
Cash flow for the period	**49**	**-536**
Cash and cash equivalents at beginning of period	**6,922**	**8,211**
Exchange rate difference	34	13
Cash and cash equivalents at end of period	**7,005**	**7,688**
Change	**49**	**-536**

Cash and cash equivalents	Jan-June	Jan-June
The following items are included in cash and cash equivalents (EURm):	2005	2004
Cash and balances with central banks	2,844	3,471
Loans and receivables to credit institutions, payable on demand	4,161	4,217

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Basis for presentation

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

The comparative figures under IFRS presented by Nordea for 2004, do not include the standards IFRS 4 "Insurance Contracts" and revised IAS 39 "Financial Instruments". These standards came into force on 1 January 2005. As Nordea has not based its relevant business operations on the principles of IFRS 4 and IAS 39 during 2004, remeasured figures would not provide meaningful information. In order to facilitate comparisons, opening balances as of 1 January 2005, based on IFRS, have been reported as closing balances as of 31 December 2004.

In the Annual report for 2004 Swedish GAAP was applied. The main differences between Swedish GAAP and IFRS principles affecting the financial statements of Nordea are:

IAS 1, Presentation of Financial Statements

According to Swedish GAAP minority interests were deducted from equity and separately disclosed. In accordance with IAS 1 and IAS 27 minority interests are now included as a separate component in equity.

IFRS 3, Business Combinations and IAS 27 Consolidated and Separate Financial Statements

Under Swedish GAAP (FSA regulations) certain exceptions from full consolidation have previously been permitted, the major exception being the life insurance business. Life was earlier disclosed in one line in the income statement and in separate lines for assets and liabilities respectively in the balance sheet, but is now consolidated line-by-line. For further details see note 2.

Group undertakings that are not credit institutions; securities companies or insurance companies were earlier consolidated in accordance with the equity method. Following the implementation of IFRS these are now consolidated line-by-line.

Goodwill acquired in business combinations is no longer amortised. As previously impairment tests are performed on an ongoing basis and at least once a year.

IFRS 4, Insurance Contracts

Implementation of IFRS 4 and IAS 39 has affected the measurement and classification of assets and liabilities in the life insurance business. Fair value measurement is, however, already the main valuation principle in Nordea's life insurance business.

Following the implementation of IFRS 4 certain commission expenses on investment contracts are amortised due to DAC-standard (Deferred Acquisition Costs), the effect on the income statement is minor.

IAS 36, Impairment of Assets

Compared to Swedish GAAP (based on a previous version of IAS 36), this standard was revised during 2003. These changes have affected the opening balance as of 1 January 2004.

IAS 39, Financial Instruments

Classification of financial instruments

Each financial instrument within the scope of IAS 39 has been classified into one of the following categories in accordance with the standard:

Financial assets

- Financial assets at fair value through profit or loss
  - Held for trading
  - Financial assets designated upon inception as measured at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

Financial liabilities

- Held for trading
- Other financial liabilities

The classification is the basis for how each financial instrument is measured in the balance sheet and how changes in its fair value are recognised.

Measurement of financial instruments

Financial assets at fair value through profit or loss and financial liabilities held for trading are measured at fair value and changes in fair values are recognised directly in the income statement.

Financial assets classified as available for sale are also measured at fair value. However, effects of changes in interest rates are recognised directly in equity as a separate component (revaluation reserves). Interest income and changes in fair value attributable to changes in exchange rates are recognised in the income statement.

Financial assets classified as loans and receivables, held to maturity investments as well as other financial liabilities are measured at amortised cost.

Recognition and derecognition of financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when Nordea becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognised when the contractual rights to the cash flow from the financial asset expire, or when the financial asset is sold.

A financial liability is removed from the balance sheet when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

Derivatives, quoted securities and foreign exchange transactions are recognised and derecognised using trade date accounting.

Interest income from impaired loans
Implementation of IAS 39 regarding impairment means that the interest income from impaired loans is recognised as interest income, calculated at the effective interest rate, while the value of a loan at the time of impairment is calculated based on net present value of future cash flows. This means that interest income and impairment losses are showing increases of the same magnitude. The net effect on reported profits is expected to be marginal.

Loan loss provisions
General loan loss provisions are not allowed under IAS 39. The standard instead requires impairment to be identified in groups of loans with similar risk characteristics. Consequently, in the opening balance for 2005 Nordea has partly reclassified general provisions to group-wise provisions (collective impairment) and remaining general provisions after reclassification were dissolved against equity.

Hedge accounting
Following the implementation of IAS 39 all derivatives are measured at fair value, also those that previously were accounted for under deferral hedge accounting requirements. Fair value hedge accounting is applied, meaning that both the hedged instrument and the hedged item are measured at fair value, with changes in fair values recognised directly in the income statement. The effectiveness of the hedging relationships is consequently measured and evaluated so that any ineffectiveness is affecting the income statement under the item Net gains/losses on items at fair value.

Issued mortgage bonds and related mortgage loans
The issued Danish mortgage bonds and closely related mortgage loans in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab are measured at fair value, in line with the principles applied in the subsidiary. These items have not affected the equity in the opening balance 1 January 2005. Issued Danish mortgage bonds are included in the classification category "Held for trading".

Effects of implementing IFRS 2005
In total, the implementation of IAS 39 has had an effect of EUR –11m on the operating profit for the first half year 2005.

Amendment to IAS 39
In June 2005 IAS 39 was amended with rules on the Fair Value Option, which are expected to be endorsed by the EU in the autumn 2005. The overall consequence of the amended rules is that Nordea can continue to measure issued Danish mortgage bonds and the closely related mortgage loans at fair value.

The amendments are to be applied from 1 January 2006, but earlier application is possible.
As the discussions on the amendments to IAS 39 on the hedge accounting rules are still ongoing, this consequently continues to be closely monitored by Nordea.

Parent company
The financial statement for the parent company, Nordea Bank AB (publ) has been prepared in accordance with IFRS with the amendments and exceptions following the recommendation RR32 "Accounting in legal entities" issued by the Swedish Financial Accounting Standards Council (RR) and the Swedish FSA regulations.

Additional information
Additional information about the implementation of IFRS is found in Nordea's Annual Report 2004 and in the interim report for the first quarter 2005 as well as on Nordea's website (www.nordea.com/IR).

Effects of IFRS

The application of IFRS has had the following effects on net profit and equity:

EURm	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Year 2004
Net profit under Swedish GAAP	**434**	**398**	**664**	**418**	**1,914**
IAS 1, Minority interests	+1	+1	0	+1	+3
IFRS 3, Goodwill amortisation	+41	+39	+41	+40	+161
Net profit under IFRS	**476**	**438**	**705**	**459**	**2,078**

EURm	1 Jan 2005	30 June 2004	1 Jan 2004
Equity under Swedish GAAP	**12,549**	**12,041**	**11,994**
IAS 1, Minority interests	+13	+12	+13
IFRS 3, Goodwill amortisation	+161	+81	-
IAS 36, Impairment of assets	-29	-29	-29
IAS 39, Loan loss provisions	+70	-	-
IAS 39, Financial instruments	-40	-	-
Other	-16	- 19	-15
Equity under IFRS	**12,708**	**12,086**	**11,963**

Exchange rates

EUR 1 = SEK	Jan-June 2005	Jan-Dec 2004	Jan-June 2004
Income statement (average)	9.1487	9.1276	9.1733
Balance sheet (at end of period)	9.4640	9.0153	9.1536
EUR 1 = DKK			
Income statement (average)	7.4445	7.4385	7.4441
Balance sheet (at end of period)	7.4495	7.4390	7.4330
EUR 1 = NOK			
Income statement (average)	8.1391	8.3725	8.4493
Balance sheet (at end of period)	7.9145	8.2484	8.2585
EUR 1 = PLN			
Income statement (average)	4.0813	4.5297	4.7420
Balance sheet (at end of period)	4.0363	4.0746	4.5129

Note 2 **Net gains/losses on items at fair value**, EURm	Q2 2005	Q2 2004	Jan-June 2005	Jan-June 2004
Shares/participations and other share-related instruments	52	8	73	54
Interest-bearing securities and other interest-related instruments	-177	-28	-50	148
Other financial instruments	99	-4	7	-6
Premium income, Life insurance	593	561	1,306	1,142
Investments, Life insurance	1,028	-57	1,470	582
Change in technical provisions, Life insurance	-825	-186	-1,424	-784
Claims paid, Life insurance	-493	-402	-1,030	-835
Change in collective bonus potentials, Life insurance	-230	101	-246	-77
Foreign exchange gains/losses	167	84	223	69
Total	**214**	**77**	**329**	**293**

Note 3 **Loan losses**, EURm	Q2 2005	Q2 2004	Jan-June 2005	Jan-June 2004
Loan losses divided by category				
Write-downs and provisions for loans and receivables to the public	-157	-130	-248	-258
Reversals and recoveries for loans and receivables to the public	258	133	355	219
Total	**101**	**3**	**107**	**-39**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-71	-80	-128	-150
Reversed amount of previous provisions made for realised losses during the period	50	62	94	116
This period's provisions for probable loan losses	-114	-93	-179	-179
Recoveries of previous periods' realised loan losses	134	14	155	30
Reversals of provisions for probable loan loss no longer required	103	78	160	133
This period's costs for individually assessed loans, net	102	-19	102	-50
Provisions for groups of significant loans				
Allocation to reserve	-10	-10	-13	-26
Withdrawal from reserve	16	-	20	-
This period's change of provisions for groups of significant loans	6	-10	7	-26
Provisions for groups of non-significant loans				
Realised loan losses during the period	-2	-3	-4	-6
Recoveries of previous periods' realised loan losses	4	26	7	31
Allocation to reserve	-1	0	-1	0
Withdrawal from reserve	1	6	1	7
This period's net costs of provisions for groups of non-significant loans	2	29	3	32
Transfer risks				
Allocation to reserve for transfer risks	-9	-6	-17	-13
Withdrawal from reserve for transfer risks	0	9	10	17
This period´s change of provisions for transfer risks	-9	3	-7	4
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities	0	0	1	0
This period's net cost for redemption of guarantees and other contingent liabilities	0	0	1	0
Change in value of assets taken over for protection of claims	0	0	1	1
Loan losses	**101**	**3**	**107**	**-39**

Note 4 Classification of financial instruments, EURm

30 June 2005 **Financial assets**	Loans and receiva-bles	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	2,844						2,844
Treasury bills and other eligible bills	9		12,447				12,456
Loans and receivables to credit institutions	10,027		11,864				21,891
Loans and receivables to the public	142,806		8,761	23,577			175,144
Interest-bearing securities		1,260	22,425	14,045		126	37,856
Derivatives			33,990		1,090		35,080
Fair value changes of the hedged items in portfolio hedge of interest rate risk	500						500
Shares			9,840	7			9,847
Prepaid expenses and accrued income	1,490						1,490
Other assets	7,742						7,742
Total	**165,418**	**1,260**	**99,327**	**37,629**	**1,090**	**126**	**304,850**

30 June 2005 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	10,389			24,931	35,320
Deposits and borrowings from the public	3,000			102,710	105,710
Liabilities to policyholders, investment contracts	1,414				1,414
Debt securities in issue	21,144			48,559	69,703
Derivatives	33,860		462		34,322
Fair value changes of the hedged items in portfolio hedge of interest rate risk				624	624
Other liabilities	5,876			10,665	16,541
Accrued expenses and prepaid income				2,367	2,367
Subordinated liabilities				7,420	7,420
Total	**75,683**	**0**	**462**	**197,276**	**273,421**

Note 5 Loan portfolio and its impairment

EURm	30 June 2005	31 Dec 2004	30 June 2004
Loans and receivables to credit institutions	21,891	20,628	22,947
Loans and receivables to the public	175,144	161,295	155,653
Total	**197,035**	**181,923**	**178,600**

Loan portfolio by categories of borrowers

30 June 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**21,891**	**93,880**	**79,135**	**3,710**	**198,616**
- of which impaired loans	-	1,554	441	11	2,006
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	13	-	42
- of which non-performing loans, which are impaired	-	595	272	11	878
- of which performing loans, which are impaired	-	958	169	-	1,127
Reserves	**-**	**-1,315**	**-265**	**-1**	**-1,581**
- of which reserves for impaired loans	-	-1,315	-265	-1	-1,581
- of which reserves for non-performing loans, which are impaired	-	-356	-96	-1	-453
- of which reserves for performing loans, which are impaired	-	-958	-169	-	-1,127
Loans at book value	**21,891**	**92,565**	**78,870**	**3,709**	**197,035**
- of which impaired loans	-	239	176	10	425
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	13	-	42
- of which non-performing loans, which are impaired	-	239	176	10	425
- of which performing loans, which are impaired	-	0	0	-	0

Specification of reserves[1]

Specific reserves for individually assessed loans	-	-994	-200	-1	-1,195
Reserves for groups of significant loans	-	-321	-	-	-321

Note 5, continued

31 December 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**20,628**	**85,541**	**73,769**	**3,691**	**183,629**
- of which impaired loans	-	1,738	509	2	2,249
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	781	309	1	1,091
- of which performing loans, which are impaired	-	957	200	1	1,158
Reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**
- of which reserves for impaired loans	-	-1,376	-329	-1	-1,706
- of which reserves for non-performing loans, which are impaired	-	-419	-129	-	-548
- of which reserves for performing loans, which are impaired	-	-957	-200	-1	-1,158
Loans at book value	**20,628**	**84,165**	**73,440**	**3,690**	**181,923**
- of which impaired loans	-	362	180	1	543
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	362	180	1	543
- of which performing loans, which are impaired	-	0	0	-	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-276	-1	-1,312
Reserves for groups of significant loans	-	-341	-	-	-341
Reserves for groups of non-significant loans	-	-	-53	-	-53
Total reserves	**-**	**-1,376**	**-329**	**-1**	**-1,706**

30 June 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**22,948**	**84,595**	**69,847**	**3,108**	**180,498**
- of which impaired loans	1	2,031	530	1	2,563
- of which non-performing loans, which are not impaired and where interest is accrued	-	394	93	-	487
- of which non-performing loans, which are impaired	-	1,023	321	0	1,344
- of which performing loans, which are impaired	1	1,008	209	1	1,219
Reserves	**-1**	**-1,555**	**-341**	**-1**	**-1,898**
- of which reserves for impaired loans	-1	-1,555	-341	-1	-1,898
- of which reserves for non-performing loans, which are impaired	-	-547	-132	0	-679
- of which reserves for performing loans, which are impaired	-1	-1,008	-209	-1	-1,219
Loans at book value	**22,947**	**83,040**	**69,506**	**3,107**	**178,600**
- of which impaired loans	0	476	189	0	665
- of which non-performing loans, which are not impaired and where interest is accrued	-	394	93	-	487
- of which non-performing loans, which are impaired	-	476	189	0	665
- of which performing loans, which are impaired	0	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-1	-1,119	-286	-1	-1,407
Reserves for groups of significant loans	-	-436	-	-	-436
Reserves for groups of non-significant loans	-	-	-55	-	-55
Total reserves	**-1**	**-1,555**	**-341**	**-1**	**-1,898**

	30 June 2005	31 Dec 2004	30 June 2004
Reserves/impaired loans, gross, %	79	76	74
Impaired loans, gross/loans and receivables to the public, gross, %	1.1	1.4	1.6

Assets taken over for protection of claims, EURm	30 June 2005	31 Dec 2004	30 June 2004
Current assets			
Land and buildings	1	1	2
Shares and other participations	3	3	1
[illegible]	0	0	0

Note 6 Derivatives, EURm

30 June 2005	Assets Fair value	Liabilities Fair value	Total Nom value
Derivatives held for trading			
Interest rate derivatives	25,938	25,626	1,335,082
Equity derivatives	315	312	10,248
Foreign exchange derivatives	6,972	7,183	390,146
Other derivatives	765	739	34,296
Total	**33,990**	**33,860**	**1,769,772**
Derivatives used for hedging			
Interest rate derivatives	807	278	64,824
Equity derivatives	82	82	2,296
Foreign exchange derivatives	191	102	17,893
Other derivatives	10	0	0
Total	**1,090**	**462**	**85,013**
Derivatives, total			
Interest rate derivatives	26,745	25,904	1,399,906
Equity derivatives	397	394	12,544
Foreign exchange derivatives	7,163	7,285	408,039
Other derivatives	775	739	34,296
Total	**35,080**	**34,322**	**1,854,785**

Note 7 Capital adequacy	30 June 2005	31 Dec 2004	30 June 2004
Tier 1 capital, EURm	11,052	10,596	9,907
Capital base, EURm	14,855	13,743	13,048
Risk-weighted assets, EURbn	159	145	140
Tier 1 capital ratio, %	7.0	7.3	7.0
Total capital ratio, %	9.4	9.5	9.3

Nordea Bank AB (publ)
(Reg. no. 516406-0120)

Nordea Bank AB (publ) is the parent company of the Nordea Group.

In the first half-year 2005 total income amounted to EUR 581m (EUR 750m in the first half-year 2004). Operating profit amounted to EUR 42m (EUR 103m).

Net investments during the first half-year amounted to EUR 83m (EUR 12m), of which group undertakings EUR 61m (0). The change in cash flow for the period was EUR -4m (EUR 1,785m), and cash, including cash equivalents, amounted to EUR 979m as at 30 June 2005. Total deposits decreased during the same period with EUR 2,870m (increase of EUR 34,550m) and total lending increased with EUR 117m (EUR 37,156m). The increases in lending and deposits last year resulted from the merger between Nordea Bank AB (publ) and Nordea Bank Sweden AB (publ), which took place in the first quarter 2004.

- A conference call with management will be arranged on 24 August 2005 at 17.30, CET.
  (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar:
Nordea will publish the interim report for the third quarter on 26 October 2005.

Wednesday 24 August 2005

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Review report of the auditors
We have reviewed this interim report in accordance with the standard issued by FAR, the institute for the accountancy profession in Sweden. A review is substantially less in scope than an audit. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies and IAS 34.

Stockholm 24 August 2005
KPMG Bohlins AB

Caj Nackstad
Authorised Public Accountant

Appointed by the
Swedish Financial Supervisory Authority

Lars Bonnevier
Authorised Public Accountant
Ernst & Young